INVESTOR PRESENTATION September 2026 Free Writing Prospectus Filed pursuant to Rule 433 Dated September 23, 2026 Registration Statement No. 333- 297986

This presentation contains certain forward-looking statements and information, which reflect management’s current beliefs and expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements include statements identified by such terms as “expect”, “anticipate”, “believe”, “ability”, “potential”, “outlook”, “may”, “should”, “target” or similar terms and variations thereof, statements regarding UWMC Holdings Corporation’s and its subsidiaries’ (“UWMC’s”) financial and operational performance as well as expectations and beliefs regarding UWMC’s (1) goals for the future, including Vision for 2030, (2) focus on, and beliefs regarding the strategies that it can employ for, paying down the preferred and improving common equity economics, (3) ability to successfully implement its new strategies on hedging, capital allocation and cash generation, (4) belief that strategic deleveraging, coupled with prudent capital management, can drive sustainable market share expansion and lasting profitability, (5) beliefs and expectations regarding its ability to grow the broker channel and the impact of such growth on UWMC’s operational and financial results, (6) ability to successfully navigate macroeconomic headwinds and benefit in both low- and high-rate environments through a combination of origination scale, servicing cash flows and MSR optionality. (7) ability to control fixed and variable costs of the business and create meaningful operating leverage as origination volumes and loan balances grow, (8) assumptions regarding the rights offering, and (9) strategy for growth and the drivers, timing and sustainability of that growth. These statements are based on management’s current expectations, but are subject to risks and uncertainties, many of which are outside of our control, and could cause future events or results to materially differ from those stated or implied in the forward-looking statements, including: (1) UWMC’s ability to successfully implement strategic decisions and product launches; (2) UWMC’s dependence on macroeconomic and U.S. residential real estate market conditions, including changes in U.S. monetary policies that affect interest rates and inflation; (3) UWMC’s reliance on its warehouse and MSR facilities and the risk of a decrease in the value of the collateral underlying certain of its facilities causing an unanticipated margin call; (4) UWMC’s ability to sell loans in the secondary market; (5) UWMC’s dependence on the government-sponsored entities such as Fannie Mae and Freddie Mac; (6) changes in the GSEs, FHA, USDA and VA guidelines or GSE and Ginnie Mae guarantees; (7) our ability to comply with all rules and regulations in connection with the launch of our internal servicing and the new risks that may be presented as a result of the transition; (8) UWMC’s dependence on Independent Mortgage Advisors to originate mortgage loans; (9) UWMC’s ability to successfully implement strategies to increase cash flow and reduce preferred; (10) UWMC’s inability to continue to grow, or to effectively manage the growth of its loan origination volume; (11) UWMC’s ability to successfully implement its new hedging policy; (12) UWMC’s ability to continue to comply with the complex state and federal laws, regulations or practices applicable to mortgage loan origination and servicing in general; and (13) other risks and uncertainties indicated from time to time in our filings with the Securities and Exchange Commission including those under “Risk Factors” therein. UWMC further wishes to caution readers that certain important factors may have affected and could in the future affect UWMC’s results and could cause actual results for subsequent periods to differ materially from those expressed in any forward-looking statement made by or on behalf of UWM. The information provided in this presentation is provided as of the date hereof, and UWMC undertakes no obligation to update such information or forward-looking statements to reflect events or circumstances after the date of this presentation. This presentation includes certain non-GAAP financial measures, including Adjusted EBITDA, non-funding debt and non-funding debt to equity ratio. We define Adjusted EBITDA as earnings before interest expense on non-funding debt, provision for income taxes, depreciation and amortization, adjusted to exclude stock-based compensation expense, the change in fair value of MSRs due to valuation inputs or assumptions, gains or losses on other interest rate derivatives, the impact of non-cash deferred compensation expense, the change in fair value of the Public and Private Warrants, the non-cash income/expense impact of the change in the Tax Receivable Agreement liability, the change in fair value of retained investment securities, and acquisition related expenses (net of recoveries) as we believe these adjustments are not indicative of our performance or results of operations. Adjusted EBITDA includes interest expense on funding facilities, which are recorded as a component of interest expense, as these expenses are a direct operating expense driven by loan origination volume. By contrast, interest expense on non-funding debt is a function of our capital structure and is therefore excluded from Adjusted EBITDA. We define “Non-funding debt” as the total of senior notes, lines of credit, borrowings against investment securities, equipment note payable, and finance leases and the “Non-funding debt to equity ratio” as total non-funding debt divided by the total equity. Management believes that these non-GAAP metrics provide useful information to investors. This measure is not a financial measure calculated in accordance with GAAP and should not be considered as a substitute for revenue, net income, or any other operating performance measure calculated in accordance with GAAP and may not be comparable to a similarly titled measure reported by other companies. See Appendix for reconciliation for each non-GAAP measure used in this presentation to the most directly comparable GAAP measure. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling toll-free 800-981-8898. DISCLAIMER 2

KEY INVESTMENT HIGHLIGHTS 3 UWM is at an inflection point—repositioning the business for long-term, through-the-cycle success ⚫ Clear 2030 roadmap: Management is focused on defined objectives that pair operational performance with balance sheet and capital structure improvements ⚫ Sustained market leadership: UWM remains the leading wholesale platform, protecting and extending broker-channel leadership through scale, service, and execution—not simply relying on a rate-driven cycle ⚫ Cycle-resilient earnings power: The business has demonstrated an ability to operate profitably through a challenging mortgage backdrop, underscoring durability and operating leverage as volumes normalize ⚫ Preferred reduction is paramount: Paying down the Oaktree preferred and improving common equity economics remains a core priority, with a deliberate path to simplification over time while maintaining leverage ratios ⚫ Multiple prudent levers: Progress can be driven via internally generated capital, balance sheet optimization, selective financing actions, and other tools—without waiting for a major market turn ⚫ Stable financial policy: Capital management is anchored in prudent leverage targets, meaningful cushion to key constraints, and durable access to liquidity to support growth and navigate volatility ⚫ Upside optionality, not a prerequisite: A more favorable rate environment would be a tailwind and can drive outsized returns—but success for common equity holders is not predicated on rates improving

UWM THEN AND NOW 4 THEN NOW Volume Growth and market share expansion were primary strategic priorities, supporting the continued scaling of the platform Focuses on extending broker-channel leadership while balancing growth with profitability, returns, and capital efficiency Leverage Leverage levels reflected the growth priorities and evolving capital allocation strategy Leverage is managed within a defined target framework designed to maintain flexibility and provide a cushion to key thresholds KPIs Investor communication often highlighted market share growth, production volume, and platform expansion Greater emphasis on durable earnings power, returns, cash generation, and long-term shareholder value creation Distributions Capital returns remained an important component of shareholder value creation, alongside continued investment in the business Capital allocation is increasingly focused on strengthening liquidity, retaining earnings, and supporting long-term compounding Hedging Hedging activity evolved alongside significant changes in market conditions and portfolio composition Hedging is positioned as a more targeted and programmatic function, aligned with a stable and disciplined risk framework

91 87 36 89 $127 $176 2022 LTM 2Q'26 36.9% 39.4% 2022 LTM 2Q'26 Source: Inside Mortgage Finance data as of 09/10/26. UWM CONTINUES TO DRIVE GROWTH DESPITE THE MARKET HEADWINDS 19.7% 28.1% 2022 LTM 2Q'26 UWM has continued to invest in growing the broker channel… …adding to an already dominant market position… …resulting in strong origination volume growth 5 UWM has outperformed peers and is the leading partner for brokers because we are investing in our business and in enabling the channel as a primary focus 5.5% 8.1% UWM share of total volume UWM purchase volume ($B) UWM refinance volume ($B)UWM share of broker volumeBroker share of direct funded

OUR VISION FOR 2030 1 6 2/10 3+/10 Loans Originated via the Broker Channel CONTINUE TO PARTNER WITH BROKERS TO GROW THE WHOLESALE CHANNEL 1.5x Net Non-Funding Debt-to-Equity2 LEVERAGE OPERATING TARGET 50%+ Wholesale Market Share CONTINUE TO IMPROVE MARKET SHARE $0 Preferred Equity Balance REDEEM PREFERRED EQUITY WHILE MAINTAINING LIQUIDITY 1. The figures contained on this slide are not projections or predictions, but represent goals that are forward-looking and subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of UWM and management, and are based on assumptions that are subject to change, including, but not limited to, demand for our products and services and our ability to generate revenue. Actual results may vary, and these variations may be material. Nothing in this presentation should be regarded as a representation that these targets will be achieved, and UWM undertakes no obligation to update these figures. 2. Represents total equity 30%+ Adj. EBITDA Margin CONTINUE TO IMPROVE PROFITABILITY

UWM IS ALIGNING ITS BALANCE SHEET AND CAPITAL STRATEGY FOR LONG-TERM SUCCESS IN THE CURRENT MARKET BACKDROP • Moving forward, dividends will be equal to an annual rate of $0.08 per share of Class A common stock • Dividends have historically been $0.40 per Class A share, resulting in $600mm–$700mm of dividend cash outflow per year • The updated dividend policy will return capital to the business and offer additional liquidity • Pro forma for the new dividend and an assumed $550mm rights offering at $2.00 per share, dividend cash outflow is significantly lower than at $0.40 per share ⚫ Suspending common dividend to enhance near-term capital and liquidity, position the business for continued growth, and provide flexibility to optimize capital structure going forward Distributions ⚫ Pro forma net non-funding debt-to-equity of 1.2x, with vision to operate around 1.5x and below the 2.0x threshold ⚫ Moderate use of debt to provide ample flexibility around liquidity management Leverage ⚫ Continued opportunistic sale of MSRs where pricing is advantageous in the market, while maintaining the ability to grow the book ⚫ MSR sales are included amongst a broader set of liquidity management tools such as financing and retained earnings generation, amongst others MSR sales Strategic deleveraging, coupled with prudent capital management, is expected to drive sustainable market share expansion and lasting profitability 7 ⚫ Debt repayment unlocks additional MSR and high-yield capacity ⚫ Equity capital infusion fortifies balance sheet and provides capacity for cheaper go-forward liquidity sources Liquidity

Source: Inside Mortgage Finance data as of 09/10/26. 1. Adjusted EBITDA is a non-GAAP metric, please see appendix. 2. Represents 1-month CPR on 30-Yr MBS. Each year taken as the 12-month average CPR as reported by Fannie Mae and Freddie Mac for 30-Yr MBS across all coupons. 3. Represents 1H’26 1st-lien mortgage originations per IMF on an annualized basis. UWM HAS PROFITABLY NAVIGATED THE MOST CHALLENGING OPERATING BACKDROP THE MARKET HAS SEEN SINCE THE GLOBAL FINANCIAL CRISIS 8 $473 $3,454 $1,418 $282 $478 $460 $697 $694 $2.3 $4.1 $4.4 $2.3 $1.5 $1.7 $1.9 $2.2 $0 $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 $4,000 $4,500 $5,000 2019 2020 2021 2022 2023 2024 2025 1H'26 annualized UWM Adj. EBITDA ($M) 1st-Lien Mortgage Originations ($T) • UWM’s sole focus on the wholesale model is a competitive advantage that has been built upon over the years resulting in market leadership Best-in-Class Wholesale Model • This strategic focus and durable broker relationships affords UWM significant operating leverage as the platform continues to scale given limited incremental fixed costs • Efficient application processing highlights unparalleled service levels, contributing to a sticky customer base 14% Market CPR2 30% 25% 9% 5% 6% 8% 3 10% $108 $183 $227 $127 $108 $139 $163 $169 UWM Originations ($B) Run-rate CPR is ~12-14% given expected life of mortgage assets 1

RATE CYCLES CREATE DISTINCT ORIGINATION AND SERVICING EARNINGS DYNAMICS 9 Low-Interest Rate Environment High-Interest Rate Environment Refinance activity moderates, resulting in lower industry origination volumes 1 2 Origination Volume MSR Valuation MSR Strategy Earnings Mix Conditional Prepayment Rate (CPR) Shifts toward servicing income and the value of existing MSR assets Typically increases as expected loan lives and cash flows are extended Elevated MSR valuations create opportunities to selectively monetize servicing assets Typically declines as fewer borrowers have an incentive to refinance Increased refinance activity typically drives higher origination volumes Shifts towards origination revenue, gain on sale income, and recapture Typically decreases as higher expected prepayments shorten duration of cash flows Retention of servicing assets may be more attractive when MSR valuations are under pressure Typically increases as borrowers refinance into lower rates UWM is positioned to benefit from both low- and high-rate environments through a combination of origination scale, servicing cash flows, and MSR optionality

SENSITIVITY ASSUMING CONSTANT SHARE & CONSTANT GAIN-ON-SALE

Key Assumptions

- Implied average loan balance calculated as total industry volume divided by total actual units in mortgage
- For the extrapolated scenarios, total volume is implied by regressing historical CPR against historical actual volume, and applying the assumed CPR in each scenario to the regression line
- Assumes UWM market share and gain-on-sale % held constant to 2025

Illustrative loan origination income sensitivity	Actual						
	2021[1]	2023[1]	2025[1]	1H'26 annualized[1,2]	Low CPR[3]	Medium CPR[3]	High CPR[3]
Market CPR[4]	25%	5%	8%	10%	**5%**	**15%**	**25%**
Units in Mortgage (000s of loans)	13,550	4,212	5,457	5,900	–	–	–
Implied Average Loan Balance	$328,000	$344,000	$353,000	$371,000	–	–	–
Total Industry Volume ($B)	$4,440	$1,450	$1,925	$2,190	**$1,590**	**$2,750**	**$3,870**
UWM Market Share of Total Volume	5.1%	7.4%	8.4%	7.7%[5]	**8.0%**	**8.0%**	**8.0%**
UWM Originations ($B)	$227	$108	$161	$168	**$127**	**$220**	**$310**
Gain-on-Sale	1.14%	0.92%	1.16%	1.28%	**1.28%**	**1.28%**	**1.28%**
Loan Origination Income ($M)	$2,586	$1,001	$1,898	$2,164	**$1,628**	**$2,816**	**$3,963**
Memo:							
Total Market Purchase %	*38%*	*81%*	*63%*	*59%*	–	–	–
Total Market Refinance %	*62%*	*19%*	*37%*	*41%*	–	–	–
Average 10Y Treasury Yield	*1.44%*	*3.96%*	*4.28%*	*4.17%*	–	–	–

Incremental Growth Levers: New Agents, Organic Market Share, Recapture

UWM HOLDINGS CORPORATION

Source: Inside Mortgage Finance data as of 06/25/26, Mortgage Bankers Association.
1. Figures represent actual 1st lien mortgage originations during the year as reported by IMF.
2. Based on IMF and FHFA data and annualized by multiplying 2026 first-half actuals by two.
3. The figures contained on this slide are illustrative only. Actual results may vary, and these variations may be material. Nothing in this presentation should be regarded as a representation that these figures will be achieved, and UWM undertakes no obligation to update these figures. Gain-on-sale held constant at 1H'26 annualized rate for illustrative purposes, but historically higher volume typically results in higher gain-on-sale, while lower volume typically results in lower gain-on-sale
4. Actuals represent 1-month CPR on 30-Yr MBS. Each year taken as the 12-month average CPR as reported by Fannie Mae and Freddie Mac for 30-Yr MBS across all coupons.
5. Our belief is that the 1H'26 annualized decline in market share compared to 2025 is largely attributable to a faster loan closing rate at UWM compared to the broader industry.

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UWM CONTINUES TO INVEST IN A SCALABLE AND EFFICIENT OPERATING MODEL

Scalable Operating Model

- UWM's operating platform has been built to support substantially higher production volumes without requiring a proportional increase in fixed expenses
- Management believes current production volumes could approximately double before requiring meaningful incremental investment in fixed overhead
- As volumes increase, the majority of incremental expenses are tied directly to production activity, creating meaningful operating leverage
- Continued investment in technology, automation and workflow optimization further enhances productivity and scalability

LTM Operating Expenses[1]



0.9%
LTM operating expenses as a % of LTM origination
$1,601
$252
Direct loan production costs
$885
Salaries, commissions, and benefits
$285
G&A
$56
D&A
$124
Marketing, travel, and entertainment
LTM 1H'26

UWM's operating platform was built for scale, allowing production volumes to grow significantly before requiring meaningful additional fixed-cost investment

1. Excludes non-funding interest expense and servicing costs.

UWM HOLDINGS CORPORATION

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MULTIPLE PATHWAYS EXIST TO REDUCE PREFERRED BALANCE OVER TIME 12 ⚫ UWM's earnings profile provides a meaningful source of internally generated capital to support future preferred redemptions ⚫ Suspension of the historical common dividend allows a greater portion of earnings to be retained and deployed toward balance sheet optimization ⚫ Preferred redemption premiums accrue over time and do not require annual cash payments Retained earnings1 ⚫ Cash exercise of outstanding warrants could generate a meaningful source of capital as equity value appreciates ⚫ Exercise of the $2 and $6 warrant tranches would provide incremental proceeds that could be deployed toward preferred redemptions ⚫ Warrant proceeds could represent an additional source of balance sheet flexibility alongside retained earnings and debt capacity Warrant exercise2 ⚫ Pro forma capitalization provides meaningful capacity within the Company's targeted leverage framework of <2.0x net non- funding debt-to-equity ⚫ Existing balance sheet flexibility creates the ability to refinance portions of the preferred with lower-cost capital over time ⚫ Growth in common equity would further expand potential debt capacity while maintaining a conservative leverage profile Unsecured debt3 UWM's earnings power, balance sheet flexibility, and potential warrant proceeds provide multiple avenues to reduce preferred balance without relying on a significant improvement in mortgage market conditions

APPENDIX 13

$985 $3,000 2Q26 As adjusted Total Equity ($M) Available Liquidity2 ($M) 1. Net non-funding debt and net non-funding debt to equity ratio are non-GAAP measures. Please see Appendix for reconciliation to most comparable GAAP measures. 2. Includes available cash balance and line-of-credit capacity. 3. Pro-forma for Preferred Investment and rights offering assuming $2.00 exercise price and 100% common equity take up. $400M of additional capital is committed through either the rights offering or the junior backstop, which impacts pro forma common equity, preferred shares outstanding, and shareholder dilution. Assumes $500M minimum cash balance and $35M of transaction expenses. OVERVIEW OF KEY FINANCIAL METRICS $490M Cash balance as of Q2’25 $1.7B Book value as of Q2’25 $3.4B MSR balance as of Q2’25 + Debt / Equity 1Q’26 and pro-forma for pref equity investment 5.6x 1.2x 2Q26 As adjusted Net Non-funding Debt to Equity1 3 3 3 14 $1,056 $2,681 2Q26 As adjusted Transaction drives material deleveraging and strengthens UWM’s balance sheet

Consolidated Balance Sheet ($ in millions) 2Q26 As adjusted1 Assets Cash and cash equivalents $498 $500 Mortgage loans at fair value 9,619 $9,619 Accounts receivable, net 532 532 Mortgage servicing rights 5,311 5,311 Loans eligible for repurchase from Ginnie Mae 1,142 1,142 Other assets 838 838 Total assets $17,941 $17,942 Liabilities Warehouse lines of credit $8,600 $8,600 Secured lines of credit 2,950 1,325 Borrowings against investment securities 84 84 Senior notes 2,984 2,596 Finance lease liability (includes $22.4 million and $22.9 million, respectively, with related parties) 22 22 Loans eligible for repurchase from Ginnie Mae 1,142 1,142 Other liabilities 1,173 1,173 Total liabilities $16,955 $14,942 Stockholders' equity Preferred stock – $1,650 Common stock 0 400 Additional paid-in capital 15 15 Retained earnings 119 84 Total stockholders' equity $134 $2,149 Noncontrolling interests 851 851 Total equity $985 $3,000 Total liabilities and equity $17,941 $17,942 15 1. Pro-forma for Preferred Investment and rights offering assuming $2.00 exercise price and 100% common equity take up. $400 million of additional capital is committed through either the rights offering or the junior backstop, which impacts pro forma common equity, preferred shares outstanding, and shareholder dilution. Assumes $500M minimum cash balance and $35mm of transaction expenses.

Consolidated Statement of Operations ($ in thousands) 2Q26 Loan production income $527,217 Loan servicing income 220,503 Interest income 140,283 Total revenue $888,003 Change in fair value of mortgage servicing rights (122,683) Gain (loss) on other interest rate derivatives (603,191) Other gains (losses), net ($725,874) Salaries, commissions and benefits 213,044 Direct loan production costs 72,161 Marketing, travel, and entertainment 35,588 Depreciation and amortization 14,655 Servicing costs 49,745 Interest expense 158,939 General and administrative 89,749 Other expense 1,170 Total expenses $635,050 Earnings (loss) before income taxes (472,921) Provision (benefit) for income taxes (21,019) Net income (loss) ($451,902) Net income (loss) attributable to NCI ($371,308) Net income (loss) attributable to UWMC ($80,594) 16

Adjusted EBITDA

($ in thousands)	2019	2020	2021	2022	2023	2024	2025	1H'26
Net income (loss)	**$415,057**	**$3,382,510**	**$1,568,400**	**$931,858**	**($69,782)**	**$329,375**	**$244,023**	**($281,528)**
Interest expense on non-funding debt	16,781	28,062	86,086	132,647	172,498	148,620	214,513	157,537
Provision (benefit) for income taxes	--	2,450	9,841	2,811	(6,511)	6,582	6,873	(13,893)
Depreciation and amortization	9,405	16,820	35,098	45,235	46,146	45,474	50,044	29,040
Stock-based compensation expense	--	--	6,467	7,545	13,832	24,580	50,363	25,656
Change in fair value of MSRs due to valuation inputs or assumptions[1]	--	--	(286,348)	(868,803)	330,031	(295,197)	435,267	(312,953)
(Gain) loss on other interest rate derivatives	--	--	--	--	--	215,436	(298,126)	741,389[7]
(Recovery)/Impairment of MSRs	20,559	19,584	--	--	--	--	--	--
Deferred compensation, net[2]	11,000	4,665	21,900	7,370	(7,938)	(9,349)	(6,195)	4,350
Change in fair value of Public and Private Warrants[3]	--	--	(36,105)	(7,683)	6,060	(5,091)	(2,743)	--
Change in Tax Receivable Agreement liability[4]	--	--	11,937	3,200	(1,575)	70	3,144	2,515
Change in fair value of investment securities[5]	--	--	1,061	28,222	(4,491)	(526)	(4,793)	861
Acquisition-related expenses[6]	--	--	--	--	--	--	4,966	(6,187)
Adjusted EBITDA	**$472,802**	**$3,454,091**	**$1,418,337**	**$282,402**	**$478,270**	**$459,975**	**$697,336**	**$346,787**
EBITDA Margin (% of total revenue)	*37%*	*70%*	*48%*	*12%*	*22%*	*17%*	*22%*	*10%*

UWM HOLDINGS CORPORATION

1. Reflects the change ((increase)/decrease) in fair value of MSRs due to changes in valuation inputs or assumptions.
2. Reflects management incentive bonuses under our long-term incentive plan that are accrued when earned, net of cash payments.
3. Reflects the change (increase/(decrease)) in the fair value of the Public and Private Warrants.
4. Reflects the non-cash (income) expense impact of the change in Tax Receivable Agreement liability.
5. Reflects the change (decrease/(increase)) in the fair value of the retained investment securities.
6. Reflects expenses related to the proposed acquisition of Two Harbors Investment Corp. ("Two Harbors"), net of the fee associated with the termination of the merger agreement with Two Harbors received in the first quarter of 2026.
7. The loss on other interest rate derivatives of $741.4 million for the six months ended June 30, 2026 was primarily attributable to increases in and volatility of interest rates during the first and second quarters of 2026. A significant portion of these derivative positions was entered into at the end of the first quarter and during the second quarter of 2026.

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Net Non-funding Debt and Non-funding Debt to Equity Reconciliation 18 ($ in millions) 2Q26 As adjusted1 Secured lines of credit $2,950 $1,325 Borrowings against investment securities 84 84 Senior notes 2,984 2,596 Finance lease liability 22 22 Cash and cash equivalents (498) (500) Net non-funding debt $5,542 $3,527 Total equity 985 3,000 Net non-funding debt-to-equity 5.6x 1.2x 1. Adjusted for preferred equity raise and rights offering; assumes $500M minimum cash balance and $35mm of total transaction expenses.